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COMMERCIAL BANKSHARES, INC. REPORTS
RECORD EARNINGS FOR 2005 AND THE FOURTH QUARTER

Miami-based Commercial Bankshares, Inc. (Nasdaq: CLBK), parent of Commercial Bank of Florida, today reported 2005 earnings of $12.1 million, a 6% increase over 2004 earnings of $11.4 million. Diluted earnings per share were $1.93 for 2005, as compared to $1.82 for the same period in 2004. The 2005 earnings represent a 1.27% return on average assets and a 15.53% return on average equity.

Results for the fourth quarter of 2005 show earnings of $3.11 million, a 4% increase over 2004 earnings of $2.98 million. Diluted earnings per share were $.50 for the fourth quarter of 2005, as compared to $.47 for the same period one year ago. Fourth quarter earnings represent a 1.22% return on average assets and a 15.44% return on average equity.

The Company continued to experience outstanding internal deposit growth, with total deposits reaching $846 million at December 31, 2005. This is a 14% increase from the prior year closing balance of $739 million. Total assets increased by 16% to close the year at $1.03 billion, as compared to $888 million one year ago. Capital remains strong, with leverage capital, tier 1 risk-based capital and total risk-based capital ratios of 7.62%, 12.84% and 14.11%, respectively, at December 31, 2005.

"We realized another milestone during 2005 as total assets surpassed the $1 billion mark," said Joseph W. Armaly, Chairman and Chief Executive Officer. "We attribute our strong internal deposit growth to South Florida's robust banking market, coupled with the high level of personal service that we, as a local institution, are able to provide to our customers. We will work diligently to continue this positive growth trend, both at current locations and through expansion should favorable opportunities arise."

The loan portfolio showed excellent growth, closing the year with a net balance of $503 million. This is an increase of 11% from the December 31, 2004 closing balance of $455 million. The allowance for loan losses closed the year at $5.4 million, or 1.06% of total loans. Asset quality remained stellar, as credit management and stringent underwriting remain a primary concern. There were no non-performing assets as of December 31, 2005.

Tax-equivalent net interest income rose 6% in 2005 to $34.5 million, from $32.4 million in 2004. The increase is the result of growth in average earning assets, which increased 15% to $962 million for 2005, as compared to $833 million for 2004, partially offset by a lower net interest yield. The tax-equivalent net interest yield for 2005 was 3.79%, as compared to 4.05% for 2004. The decrease in net interest yield is attributable to the Company's liability sensitive balance sheet during a rising interest rate environment, whereby the Company's deposits reprice more quickly than its loans or investments.

COMMERCIAL BANKSHARES, INC.
Selected Financial Data
(Dollars in thousands except share information)
(Unaudited)

	For the Quarter Ended December 31,			For the Year Ended December 31,	
Financial Highlights:	**2005**	**2004**		**2005**	**2004**
Net income	$3,114	$2,980		$12,126	$11,350
Net interest income	$8,524	$8,170		$33,433	$31,202
Net interest income (FTE) (1)	$8,785	$8,457		$34,532	$32,356
Earnings per common share:					
Basic	$ .52	$ .50		$ 2.03	$ 1.92
Diluted	$ .50	$ .47		$ 1.93	$ 1.82
Return on average assets	1.22%	1.35%		1.27%	1.35%
Return on average equity	15.44%	16.03%		15.53%	16.12%
Net interest yield (FTE)(1)	3.62%	4.04%		3.79%	4.05%
Non-interest income	$ 552	$ 676		$ 2,502	$ 2,824
Security gains	$ 0	$ 0		$ 0	$ 0
Non-interest expense	$3,944	$4,272		$16,962	$16,825
Provision for loan losses	$ 440	$ 60		$ 610	$ 194
Net charge-offs (recoveries)	$ (1)	$ 11		$ (41)	$ (129)
Weighted average shares:					
Basic	6,004	5,933		5,983	5,916
Diluted	6,274	6,313		6,277	6,234

(1) Calculated on a fully tax-equivalent basis.

Selected Balance Sheet Data:	**12/31/2005**	**12/31/2004**
Assets	$1,032,720	$887,789
Invest. securities avail. for sale	$ 261,562	$178,975
Invest. securities held to maturity	$ 150,026	$151,194
Loans, net	$ 503,419	$454,519
Deposits	$ 846,088	$739,161
Stockholders' equity	$ 81,533	$ 75,028
Capital ratios:		
Leverage	7.62%	7.87%
Tier 1	12.84%	12.77%
Tier 2	14.11%	14.18%
Book value per common share	$ 13.58	$ 12.64
Shares outstanding	6,004	5,934
Asset Quality:		
Allowance for loan losses	$ 5,401	$ 4,751
Non-performing assets	$ 0	$ 0
Allowance/total loans	1.06	1.03%
Allowance/non-performing assets	n/a	n/a
Non-performing assets/assets	0%	0%
Quarterly Averages:		
Earning assets	$ 961,591	$833,131
Loans	$ 492,084	$448,175
Deposits	$ 838,549	$734,616
Stockholders' equity	$ 79,999	$ 73,988

Commercial Bankshares, Inc. is the parent company of Commercial Bank of Florida, a state-chartered, FDIC-insured Federal Reserve member bank with $1.0 billion in assets. The Bank operates 14 branches in Miami-Dade and Broward Counties, Florida. The Company's stock is traded on NASDAQ under the symbol CLBK. The Bank's web site is www.commercialbankfl.com

Statements contained in this release, which are not historical facts, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors which include without limitation the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, changes in the interest rates, the effects of competition, and other factors that could cause actual results to differ materially as discussed further in documents filed by the Company with the Securities and Exchange Commission from time to time.

Contact:	Barbara E. Reed, Senior Vice President and CFO
	Commercial Bankshares, Inc. (305) 267-1200